Exhibit 21.1

Subsidiary List

Name	Jurisdiction of Organization

The KEYW Holding Corporation	Maryland

The KEYW Corporation	Maryland

S&H Enterprises of Central Maryland, Incorporated	Maryland

Integrated Computer Concepts, Incorporated	Maryland

Coreservlets.com, Incorporated	Maryland

The Analysis Group, LLC	Virginia

Insight Information Technology, LLC	Delaware